Exhibit 4

January 8, 2010

via facsimile and mail

Board of Directors
c/o Pamela F. Russo
Corporate Secretary
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD  57104

Dear Directors:

We read with interest the recent article on ArgusLeader.com titled “Long-term Goals Led to Stock Offering: Home Federal CEO Defends Sale Against Hedge Fund Criticism,” and we were very troubled to see Curtis L. Hage quoted as follows:

“After PL Capital invested in Home Federal, Hage said, ‘We had a raft of people calling us, saying these are bad people and they have a long history of causing problems. We’re not the only company, there are others. They don’t provide any value, it benefits them only in the short term.”

The primary intent of this letter is to object to this remark and ensure the company’s compliance with the terms of its Standstill Agreement, dated August 26, 2009 (the “Agreement”), with the PL Capital Group.   Section 7.1 of the Agreement provides that during the standstill period, the company will not, directly or indirectly, “make or issue or cause to be made or issued any disclosure, announcement, or statement (including without limitation the filing of any document or report with the SEC or any other governmental agency unless required by law or any disclosure to any journalist, member of the media, or securities analyst) concerning” the PL Capital Group that disparages the PL Capital Group.  We believe Mr. Hage’s remark violates this provision of the Agreement.

As we have indicated, the primary intent of this letter is to ensure the company’s compliance with the non-disparagement provisions of the Agreement.  So, we will await your reply on how the Board of Directors intends to address this apparent violation of the Agreement.  To the extent we determine that the Company has breached these provisions, we reserve the right to take any necessary or advisable steps to address and remedy those breaches, and this letter does not waive any rights the PL Capital Group may have under the Agreement.

Sincerely,

/s/ John W. Palmer	/s/ Richard J. Lashley

John W. Palmer	Richard J. Lashley

cc:  Mr. Phillip Goldberg, Legal Counsel - Foley & Lardner LLP